Exhibit 99.1

SOURCE : Neptune Technologies & Bioressources	PRESS RELEASE

Neptune and Acasti welcome Professor Ruth McPherson to Acasti’s Scientific Advisory Board
A leading expert in the field of lipid management

Laval, Québec, CANADA – Laval, April 22, 2010. Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and Acasti Pharma Inc. (“Acasti”) are pleased to announce the expansion of Acasti’s Scientific Advisory Board (“SAB”) by welcoming Pr Ruth McPherson, MD, PhD to join Pr Steven Nissen (Cleveland Clinic), Pr. William Harris (Sandford Research/USD), Pr Thomas G. Hartman (Rutgers University Center) and Dr Magdy M. Abdel-Malik (Quaestio Global Partners).

Dr McPherson is a Professor (Departments of Medicine & Biochemistry, University of Ottawa), Director of Research (Division of Cardiology) and Director of the Lipid Clinic & Atherogenomics Laboratory at the University of Ottawa Heart Institute. She co-authored the current Canadian Cardiovascular Society / Canadian guidelines for the diagnosis and treatment of dyslipidemia and prevention of cardiovascular disease, and a member of several Editorial Boards and Clinical Guideline Committees. Pr. McPherson is a member of the Atherosclerosis, Genetics & Cell Biology group at the University of Ottawa. Her work on the genetics of coronary artery disease led to the identification of a risk locus on chromosome 9p21 published in Science in 2007. Through her research on HDL receptors she has identified a novel pathway for selective uptake of HDL-CE that involves uptake, delipidation and recycling of HDL back to apical surface. These studies are relevant to understanding reverse cholesterol transport and may result in novel therapies to increase the functionality of HDL and prevent or treat cardiovascular disease. She has co-authored over 120 peer-reviewed publications and obtained solid research funding for over 20 years. She currently holds the Merck Frosst Canada Chair in Atherosclerosis Research.

"Acasti is and will continue to be committed to excellence; we demonstrate this by welcoming Pr McPherson to join the other four renowned members of our SAB. We are fortunate to be allowed to benefit from her valuable advice, critic and her considerable expertise in the field of dyslipidemia and reverse cholesterol transport” said Dr. Bruno Battistini, Senior Director Pharmaceutical R&D of Acasti

“Pr McPherson is a key Canadian opinion leader in the area of clinical lipidology and cardiovascular risk reduction with an outstanding implication in the Canadian and international medical scientific communities” said Tina Sampalis, President of Acasti Pharma Inc. “We have built our SAB stronger than ever ready to move forward since Acasti has recently received positive and encouraging guidance from Health Canada during a pre- clinical trial application (pre-CTA) consultation meeting” she added.

“I am delighted that Dr Sampalis contacted me and introduced Acasti as an emerging biopharma. Acasti’s product portfolio is innovative and fits perfectly with my area of research. I am looking forward to contribute in the development of a new and natural approach to manage lipid dysfunction potentially fulfilling a treatment gap”, said Pr Ruth McPherson.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Dr. Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

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